Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of F.N.B. Corporation for the registration of 4,000,000 shares of its common stock in connection with the F.N.B. Corporation Dividend Reinvestment and Direct Stock Purchase Plan and to the incorporation by reference therein of our reports dated February 26, 2024, with respect to the consolidated financial statements of F.N.B. Corporation, and the effectiveness of internal control over financial reporting of F.N.B. Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

August 30, 2024